UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CLEAN ENERGY FUELS CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

184499 10 1

(CUSIP Number)

Bradley N. Miller
B&M Miller Equity Holdings Inc.
c/o Clean Energy Fuels Corp.
3020 Old Ranch Parkway, Suite 400
Seal Beach, California 90740
Telephone: (562) 493-2804

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184499 10 1

1	Names of Reporting Persons Bradley N. Miller

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,401,408 shares

	8	Shared Voting Power

	9	Sole Dispositive Power 3,401,408 shares

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,401,408 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.2%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 184499 10 1

1	Names of Reporting Persons B&M Miller Equity Holdings Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Columbia

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,401,408 shares

	8	Shared Voting Power

	9	Sole Dispositive Power 3,401,408 shares

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,401,408 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.2%

14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

This Schedule 13D is filed with respect to the common stock, par value $0.0001 per share (the “Issuer Common Stock”), of Clean Energy Fuels Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3020 Old Ranch Parkway, Suite 400, Seal Beach, California 90740.

Item 2.	Identity and Background.
(a)	This Schedule 13D is filed by Bradley N. Miller and B&M Miller Equity Holdings Inc., a British Columbia corporation (“B&M” and together with Mr. Miller, the “Reporting Persons”).
(b)	The Reporting Persons have the following business address: c/o 3020 Old Ranch Parkway, Suite 400, Seal Beach, California 90740.
(c)

B&M is a corporation established for the purpose of holding the shares of Issuer Common Stock acquired pursuant to the Asset Purchase Agreement (as defined below). Mr. Miller is the President of B&M and Clean Energy Compression Corp., an indirect wholly-owned subsidiary of the Issuer. The business address of Clean Energy Compression Corp. is 3020 Old Ranch Parkway, Suite 400, Seal Beach, California 90740.

(d)	None of the Reporting Persons have, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

None of the Reporting Persons have, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Miller is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 7, 2010, the Issuer, pursuant to that certain Asset Purchase Agreement, dated July 1, 2010, as amended on September 7, 2010 (the “Asset Purchase Agreement”), by and among Clean Energy, a California corporation and a wholly-owned subsidiary of the Issuer (“Clean Energy - CA”), 0884808 B.C. Ltd., a British Columbia corporation and a wholly-owned subsidiary of Clean Energy - CA, 0884810 B.C. Ltd., a British Columbia corporation and a wholly-owned subsidiary of Clean Energy - CA, on the one hand, and I.M.W. Industries Ltd., a British Columbia corporation (“IMW”), 652322 B.C. Ltd., a British Columbia corporation (“652322 B.C.”), Miller Family Trust (the “Miller Trust”) and Mr. Miller (together with IMW, 652322 B.C. and the Miller Trust, the “Sellers”), completed its purchase of the advanced natural gas fueling compressor and related equipment manufacturing and servicing business of IMW (the “Acquired Business”).

Pursuant to the terms of the Asset Purchase Agreement, Issuer purchased the Acquired Business from the Sellers in exchange for (i) the sum of $15.0 million in cash; (ii) the issuance of the 4,017,408 shares of Issuer Common Stock to B&M; (iii) promissory notes in an aggregate principal amount of $50.0 million, payable in a combination of cash and Issuer Common Stock; (iv) the right to earn up to an additional $40.0 million upon the achievement of certain adjusted gross profit targets by the Acquired Business; and (v) the right to an additional payment of $288,000 upon the approval of the transfer of IMW Compressors (Shanghai) Co. Ltd. by Chinese regulatory authorities.

The foregoing description of the terms of the Asset Purchase Agreement is qualified in its entirety by reference to the copies of the Asset Purchase Agreement and the Amendment to the Asset Purchase Agreement, which are filed as Exhibits 2.5 and 2.6, respectively, to the Issuer’s Current Report on Form 8-K, dated September 7, 2010, and which are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth above under Item 3 is incorporated by reference in this Item 4.

The Reporting Persons have no present plan or proposal that relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  However, upon completion of the purchase of the Acquired Business by the Issuer, Mr. Miller became the President of Clean Energy Compression Corp., an indirect wholly-owned subsidiary of the Issuer.  In such role, Mr. Miller is an executive officer of the Issuer, and may have influence over its corporate activity, including such transactions that relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons have beneficial ownership of an aggregate of 3,401,408 shares of Issuer Common Stock. Based on an aggregate of 64,930,297 shares of Issuer Common Stock outstanding as of September 17, 2010, the Reporting Persons beneficially own 5.2% of outstanding Issuer Common Stock.

The Reporting Persons each have the sole power to vote and dispose of the 3,401,408 shares of Issuer Common Stock beneficially owned by them.

During the past sixty days, in addition to the acquisition of 4,017,408 shares of Issuer Common Stock pursuant to the Asset Purchase Agreement, as described in Item 4 of this Schedule 13D, B&M has sold shares of Issuer Common Stock in open market transactions as follows:

Date	Shares Sold	Price (per share)	Trade Range (per share)
September 8, 2010	68,000	$15.0109	$15.00 - 15.20
September 9, 2010	24,000	$14.6246	$14.60 - 14.67
September 10, 2010	92,000	$14.7006	$14.70 - 14.72
September 13, 2010	187,000	$14.8204	$14.75 - 14.96
September 14, 2010	143,000	$14.6288	$14.60 - 14.74
September 15, 2010	102,000	$14.4039	$14.30 - 14.48

The Reporting Persons will provide, upon request by the SEC, full information regarding the number of shares sold at each separate price within the trade range set forth in the table above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with its purchase of the Acquired Business, the Issuer issued to the Sellers four promissory notes in an aggregate principal amount of $50.0 million, payable in annual installments of a combination of $5.0 million cash and $7.5 million in cash and/or shares of Issuer Common Stock, at the Issuer’s option, beginning January 31, 2011 through January 31, 2014.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1

Asset Purchase Agreement, dated July 1, 2010, among Clean Energy, a California corporation, 0884808 B.C. Ltd., a British Columbia corporation, and 0884810 B.C. Ltd., a British Columbia corporation, on the one hand, and I.M.W. Industries Ltd., a British Columbia corporation, 652322 B.C. Ltd., a British Columbia corporation, Miller Family Trust and Bradley N. Miller, on the other hand (incorporated by reference to Exhibit 2.5 to the Issuer’s Current Report on Form 8-K, dated September 7, 2010, as filed with the SEC on September 7, 2010).

Exhibit 2

Amendment to Asset Purchase Agreement, dated as of September 7, 2010, by and among Clean Energy, a California corporation, 0884808 B.C. Ltd., a British Columbia corporation and a wholly-owned subsidiary of Clean Energy - CA, and Clean Energy Compression Corp, a British Columbia corporation formerly known as 0884810 B.C. Ltd and a wholly-owned subsidiary of Clean Energy - CA, on the one hand, and I.M.W. Industries Ltd., a British Columbia Corporation, B&M Miller Equity Holdings Inc., a successor by amalgamation to 652322 B.C. Ltd., a British Columbia corporation, Bradley N. Miller, Marion G. Miller and Miller Family Trust, on the other hand (incorporated by reference to Exhibit 2.6 to the Issuer’s Current Report on Form 8-K, dated September 7, 2010, as filed with the SEC on September 7, 2010).

Exhibit 3	Joint Filing Agreement, dated September 17, 2010, by and between Bradley N. Miller and B&M Miller Equity Holdings Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2010

BRADLEY N. MILLER

/S/ Bradley N. Miller
Bradley N. Miller

B&M MILLER EQUITY HOLDINGS INC.

/S/ Bradley N. Miller
By: Bradley N. Miller
Title: President

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 3	Joint Filing Agreement, dated September 17, 2010, by and between Bradley N. Miller and B&M Miller Equity Holdings Inc.